UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

HC2 HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	54-1708481
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

460 Herndon Parkway, Suite 150 Herndon, VA	20170
(Address of principal executive offices)	(Zip Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of class	Name of exchange on which class is to be registered
Common Stock, par value $0.001 per share	NYSE MKT LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(g) of the Act: None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant’s Securities to be Registered

The authorized capital stock of HC2 Holdings, Inc. (the “Company”) consists of 80,000,000 shares of common stock, par value $0.001 per share (the “Common Stock”), and 20,000,000 shares of preferred stock, par value $0.001 per share. This registration statement relates to the listing of the Common Stock with the NYSE MKT LLC. The following is a description of the Common Stock and issued and outstanding shares of preferred stock of the Company, provisions of the Company’s Second Amended and Restated Certificate of Incorporation (as amended and supplemented, the “Certificate of Incorporation”) and Second Amended and Restated By-laws (the “Bylaws”), as well as relevant sections of the Delaware General Corporation Law (the “DGCL”). The following summary is qualified in its entirety by the complete terms of the Certificate of Incorporation and Bylaws and by the applicable provisions of the DGCL.

Common Stock

Voting. The holders of the Common Stock are entitled to one vote for each outstanding share of Common Stock owned by that stockholder on every matter properly submitted to the stockholders for their vote. Stockholders are not entitled to vote cumulatively for the election of directors.

Dividend Rights. Subject to the dividend rights of the holders of any outstanding series of preferred stock, holders of the Common Stock are entitled to receive ratably such dividends and other distributions of cash or any other right or property as may be declared by the board of directors out of the assets or funds legally available for such dividends or distributions.

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company’s affairs, holders of the Common Stock would be entitled to share ratably in the assets that are legally available for distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding. If the Company has any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences, such as those discussed below with respect to the Preferred Stock. In either such case, the Company must pay the applicable distribution to the holders of the preferred stock before they may pay distributions to the holders of the Common Stock.

Conversion, Redemption and Preemptive Rights. Holders of the Common Stock have no conversion, redemption, preemptive, subscription or similar rights.

Preferred Stock

Under the Certificate of Incorporation, the board of directors of the Company is authorized, subject to limitations prescribed by law and any consent rights granted to holders of outstanding shares of preferred stock, to issue up to 20,000,000 shares of preferred stock, par value $0.001 per share, in one or more classes or series. The board of directors has discretion to determine the rights, preferences, privileges and restrictions of, including, without limitation, dividend rights, conversion rights, redemption privileges and liquidation preferences of, and to fix the number of shares of, each series of the preferred stock. The terms and conditions of any issued preferred stock could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of the Common Stock or otherwise be in their best interest. As of the date hereof, the board of directors has authorized and issued two series of preferred stock: (i) 30,000 shares of Series A Convertible Participating Preferred Stock of the Company (the “Series A Preferred Stock”) and (ii) 11,000 shares of Series A-1 Convertible Participating Preferred Stock of the Company (the “Series A-1 Preferred Stock” and, together with the Series A Preferred Stock, the “Preferred Stock”).

Series A Preferred Stock and Series A-1 Preferred Stock

The Company originally designated the Series A Preferred Stock pursuant to a Certificate of Designation of Series A Convertible Participating Preferred Stock adopted on May 29, 2014. However, in connection with the issuance of the Series A-1 Preferred Stock, on September 22, 2014, the Company adopted the Certificate of Designation of Series A-1 Convertible Participating Preferred Stock (the “Series A-1 Certificate”) and also amended and restated the original Certificate of Designation of Series A Convertible Participating Preferred Stock (as so amended, the “Series A Certificate” and, together with the Series A-1 Certificate, the “Certificates of Designation”).

The following summary of the terms of the Preferred Stock is qualified in its entirety by the complete terms of the Certificates of Designation.

Dividends. The Preferred Stock will accrue a cumulative quarterly cash dividend at an annualized rate of 7.50%. The accrued value of the Preferred Stock will accrete quarterly at an annualized rate of 4.00% that will be reduced to 2.00% or 0.00% if the Company achieves specified rates of growth measured by increases in its net asset value; provided, that the accreting dividend rate will be 7.25% in the event that (i) the daily volume weighted average price (“VWAP”) of the Common Stock is less than a certain threshold amount, (ii) the Common Stock is not registered under Section 12(b) of the Securities Exchange Act of 1934, as amended, (iii) following May 29, 2015, the Common Stock is not listed on certain national securities exchanges or (iv) the Company is delinquent in the payment of any cash dividends. The Preferred Stock is also entitled to participate in cash and in-kind distributions to holders of shares of Common Stock on an as-converted basis.

Optional Conversion. Each share of Preferred Stock may be converted by the holder into Common Stock at any time based on the then-applicable conversion price. Pursuant to the Series A-1 Certificate, each share of Series A-1 Preferred Stock is initially convertible at a conversion price of $4.25. Pursuant to the Series A Certificate, each share of Series A Preferred Stock is initially convertible at a conversion price of $4.00. The initial conversion price of the Series A Preferred Stock was lowered from $4.25 to $4.00 in connection with the issuance of the Series A-1 Preferred Stock. Such conversion prices are subject to adjustment for dividends, certain distributions, stock splits, combinations, reclassifications, reorganizations, mergers, recapitalizations and similar events, as well as in connection with issuances of equity or equity-linked or other comparable securities by the Company at a price per share (or with a conversion or exercise price or effective issue price) that is below the applicable conversion price (which adjustment shall be made on a weighted average basis).

Redemption by the Holders / Automatic Conversion. On May 29, 2021, holders of the Preferred Stock shall be entitled to cause the Company to redeem the Preferred Stock at the accrued value per share plus accrued but unpaid dividends (to the extent not included in the accrued value of Preferred Stock). Each share of Preferred Stock that is not so redeemed will be automatically converted into shares of Common Stock at the conversion price then in effect.

Upon a change of control (as defined in the Certificates of Designation) holders of the Preferred Stock shall be entitled to cause the Company to redeem their Preferred Stock at a price per share of Preferred Stock equal to the greater of (i) the accrued value of the Preferred Stock, which amount would be multiplied by 150% in the event of a change of control occurring on or prior to May 29, 2017, plus any accrued and unpaid dividends (to the extent not included in the accrued value of Preferred Stock), and (ii) the value that would be received if the share of Preferred Stock were converted into Common Stock immediately prior to the change of control.

Redemption by the Company. At any time after May 29, 2017, the Company may redeem the Preferred Stock, in whole but not in part, at a price per share generally equal to 150% of the accrued value per share, plus accrued but unpaid dividends (to the extent not included in the accrued value of Preferred Stock), subject to the holder’s right to convert prior to such redemption.

Forced Conversion. After May 29, 2017, the Company may force conversion of the Preferred Stock into Common Stock if the Common Stock’s thirty-day VWAP exceeds 150% of the then-applicable Conversion Price and the Common Stock’s daily VWAP exceeds 150% of the then-applicable Conversion Price for at least twenty trading days out of the thirty trading day period used to calculate the thirty-day VWAP. In the event of a forced conversion, the holders of Preferred Stock will have the ability to elect cash settlement in lieu of conversion if certain market liquidity thresholds for the Common Stock are not achieved.

Liquidation Preference. The Series A Preferred Stock ranks at parity with the Series A-1 Preferred Stock. In the event of any liquidation, dissolution or winding up of the Company (any such event, a “Liquidation Event”), the holders of Preferred Stock will be entitled to receive per share the greater of (i) the accrued value of the Preferred Stock, which amount would be multiplied by 150% in the event of a Liquidation Event occurring on or prior to May 29, 2017, plus any accrued and unpaid dividends (to the extent not included in the accrued value of Preferred Stock), and (ii) the value that would be received if the share of Preferred Stock were converted into Common Stock immediately prior to such occurrence. The Preferred Stock will rank junior to any existing or future indebtedness but senior to the Common Stock and any future equity securities other than any future senior or pari passu preferred stock issued in compliance with the Certificates of Designation.

Voting Rights. Except as required by applicable law, the holders of the shares of each series of Preferred Stock will be entitled to vote on an as-converted basis with the holders of the other series of Preferred Stock (on an as-converted basis) and holders of the Company’s Common Stock on all matters submitted to a vote of the holders of Common Stock, with the holders of the other series of Preferred Stock on certain matters, and separately as a class on certain limited matters. Subject to maintenance of certain ownership thresholds by the initial purchasers of the Series A Preferred Stock and the initial purchasers of the Series A-1 Preferred Stock (collectively, the “Preferred Purchasers”), the holders of the shares of Preferred Stock will also have the right to vote shares of Preferred Stock as a separate class for at least one director, as discussed below under “—Board Rights.”

Consent Rights. For so long as any of the Preferred Stock is outstanding, consent of the holders of shares representing at least 75% of the Preferred Stock then outstanding is required for certain material actions.

Board Rights. For so long as the Preferred Purchasers own at least a 15% interest in the Company on an as-converted basis and at least 80% of the shares of Preferred Stock issued to the Preferred Purchasers on an as-converted basis, the Preferred Purchasers will have the right to appoint and elect (voting as a separate class) a percentage of the board of directors of the Company that is no more than 5% less than the Preferred Purchasers’ as-converted equity percentage of the Common Stock (but no fewer than one director). One such elected director (as designated by the holders of shares representing at least 75% of the Preferred Stock then outstanding) shall be entitled to be a member of each committee of the board of directors of the Company, provided, that such director membership on any such committee will be dependent upon such director meeting the qualification, and if applicable, independence criteria deemed necessary to so comply in accordance with any listing requirements of the exchanges on which the Company’s capital stock is then listed. For so long as the Director Election Condition is satisfied, if a specified breach event shall occur with respect to the Preferred Stock (defined for such purposes to include the failure to timely pay required dividends for two or more consecutive quarters or the occurrence and continuation of certain breaches of covenants contained in the Certificates of Designation), the holders of the Preferred Stock shall be entitled to appoint the number of additional directors to the board of directors of the Company that will cause a majority of the board of directors to be comprised of directors appointed by the holders of the Preferred Stock and independent directors until the cure of such specified breach event.

Participation Rights. Pursuant to the securities purchase agreements entered into with the Preferred Purchasers, subject to meeting certain ownership thresholds, certain Preferred Purchasers will be entitled to participate, on a pro rata basis in accordance with their ownership percentage, determined on an as-converted basis, in issuances of equity and equity linked securities by the Company. In addition, subject to meeting certain ownership thresholds, certain Preferred Purchasers will be entitled to participate in issuances of preferred securities and in debt transactions of the Company.

Limitations on Directors’ Liability

The Certificate of Incorporation and Bylaws contain provisions indemnifying the Company’s directors and officers to the fullest extent permitted by the DGCL. In addition, as permitted by Delaware law, the Certificate of Incorporation provides that no director will be personally liable to the Company or any of its stockholders for monetary damages for breach of fiduciary duty as a director.

Business Opportunities

The DGCL permits Delaware corporations to renounce an opportunity to participate in specified business opportunities or specified classes or categories of business opportunities. The Company’s Certificate of Incorporation recognizes that persons who serve as Company directors (each, an “Overlap Person”) may also serve, from time to time, as directors, officers or partners, or in other capacities, with other entities, including Harbinger Group Inc. and its affiliates (each, an “Other Entity”), and that the Company will derive substantial benefits from the service of such Overlap Persons. Specifically, the Certificate of Incorporation provides that the Company renounces any interest and expectancy in any business opportunity (other than those that qualify as a “Restricted Potential Business Opportunity” as defined in the Certificate of Incorporation and discussed below), such that an Overlap Person may freely present such business opportunity to an Other Entity rather than the Company, and the Other Entity may freely pursue such business opportunity, even if it is competitive with the Company’s business or might otherwise constitute an attractive opportunity for the Company. The Certificate of Incorporation, however, does not prohibit the Company from pursuing any business opportunity to which it has renounced any interest or expectancy. In addition, the Certificate of Incorporation does not have the effect of renouncing the Company’s interest and expectancy in any Restricted Potential Business Opportunity, which is generally an opportunity that:

•	was expressly presented or offered to an Overlap Person solely in his or her capacity as a director or officer of the Company;

•	the Company could reasonably be expected to exploit;

•	relates exclusively to the business of the Company at the time the opportunity is presented; and

•	does not constitute a “Disqualified Opportunity” as defined in the Certificate of Incorporation, which category includes, but is not limited to, minority investments, financing arrangements, the acquisition of distressed debt or equity securities, the acquisition of assets not constituting a whole company or line of business thereof and investments in any other industry in which the Company is not then engaged and that the board of directors designates from time to time as being a Disqualified Opportunity.

The Certificate of Incorporation also clarifies that, to the fullest extent permitted by law, transactions with Other Entities will not be considered unfair to the Company, or to involve a breach of an Overlap Person’s duty of loyalty to the Company or its stockholders, as a result of an Overlap Person’s presence on the Company’s board of directors or involvement with the transaction.

Provisions of the Certificate of Incorporation and Bylaws that May Have an Anti-Takeover Effect

Certain provisions in the Certificate of Incorporation and Bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce the Company’s vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for the shares and, as a consequence, they also may inhibit fluctuations in the market price of the Common Stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in the Company’s management.

Unissued Shares of Preferred Stock

The Certificate of Incorporation contains provisions that permit the board of directors of the Company, subject to limitations prescribed by law and any consent rights granted to holders of outstanding shares of preferred stock, to issue up to 20,000,000 shares of preferred stock in one or more classes or series and, with respect to each such series, to fix the number of shares constituting the class or series and the designation of the class or series, the voting powers (if any) of the shares of the class or series, and the preferences and relative, participating, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such series. The terms and conditions of any issued preferred stock, such as those applicable to the outstanding Preferred Stock discussed above under “Preferred Stock—Series A Preferred Stock and Series A-1 Preferred Stock,” could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of the Common Stock or otherwise be in their best interest.

Stockholder Action by Written Consent; Special Meetings of Stockholders

The Bylaws and the DGCL permit stockholder action by written consent in lieu of a meeting. Special meetings of the Company’s stockholders may be called only by the chairman of the board, the chief executive officer, the president or the board of directors pursuant to a resolution approved by a majority of the then authorized number of directors, which may make it procedurally more difficult for a stockholder to effect corporate action at a special meeting.

Election of Directors

The Bylaws provide that the board of directors may elect a director to fill a vacancy, including vacancies created by the expansion of the board of directors. Our Certificate of Incorporation and Bylaws do not provide for cumulative voting in the election of directors.

Delaware Anti-Takeover Statute

The Certificate of Incorporation expressly provides that the Company shall not be governed by Section 203 of the DGCL, which would have otherwise imposed additional requirements regarding mergers and other business combinations.

Transfer Agent and Registrar

The transfer agent and registrar for the Common Stock is Broadridge Corporate Issuer Solutions, Inc.

Item 2.	Exhibits

Under the Instructions as to Exhibits with respect to Form 8-A, no exhibits are required to be filed herewith or incorporated by reference herein because no other securities of the Company are registered on the NYSE MKT LLC and the securities registered hereby are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

HC2 HOLDINGS, INC.

Date: December 23, 2014	By:	/s/ Andrea L. Mancuso
	Name:	Andrea L. Mancuso
	Title:	Acting General Counsel